[redacted]

Used by clerical to complete and include in CY audited financials

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12/6/13

SECU 13026399 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

SEC FILE NUMBER
8- 00044

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Denison CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 N 7th Street
(No. and Street)

Sheboygan	WI	53081
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Testwuide (920)457-9451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schenck SC
(Name – *if individual, state last, first, middle name*)

712 Riverfront Drive Suite 301	Sheboygan	WI	53081
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00
12/6/13

OATH OR AFFIRMATION

I, James A. Testwuide, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Denison Co., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO / PRES

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Statement of Cash Flows

x (p) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Schenck SC

CPAs AND SO MUCH MORE.

H. C. DENISON CO.

Financial Statements

September 30, 2013

Together With Independent Auditors' Report

H. C. DENISON CO.

CONTENTS

Schenck SC
CPAs AND SO MUCH MORE.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying financial statements of H. C. Denison Co., which comprise the statement of financial condition as of September 30, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. C. Denison Co. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schuck SC

Certified Public Accountants

Sheboygan, Wisconsin
November 25, 2013

H. C. DENISON CO.

Statement of Financial Condition
September 30, 2013

ASSETS

Cash and cash equivalents	$ 216,995
Cash - Segregated at clearing house	200,194
Receivables:	
Commissions	42,893
Interest and dividends	3,668
Securities owned, at fair value	314,027
Property and equipment, net of accumulated depreciation of $56,433	29,520
	$ 807,297

See notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payables:		
Clearing broker	$ 313,888	
Other	1,283	
Accrued liabilities:		
Salaries, commissions and related withholdings	22,224	
Property taxes	8,268	
Total liabilities		$ 345,663
Stockholder's equity		
Common stock, no par value:		
Authorized, 2,000 shares		
Issued and outstanding, 1,803 shares	1,482,778	
Accumulated deficit	(1,021,144)	
Total stockholder's equity		461,634
		$ 807,297

H. C. DENISON CO.

Statement of Operations
Year ended September 30, 2013

Revenues		
Commissions	$ 1,779,819	
Net dealer inventory and security gains	198,416	
Interest and dividends	25,317	
Other	40,096	
Total revenues		$ 2,043,648
Expenses		
Employee compensation and benefits	1,740,521	
Communications	43,089	
Promotional costs	18,335	
Occupancy and equipment	136,946	
Interest	12,232	
Professional fees	39,379	
Bank and clearing charges	95,278	
Other	75,674	
Total expenses		2,161,454
Net loss		$ (117,806)

See notes to financial statements.

H. C. DENISON CO.

Statement of Changes in Stockholder's Equity
Year ended September 30, 2013

	Shares	Common Stock	Accumulated Deficit	Total
Balance, October 1, 2012	1,803	$ 1,482,778	$ (903,338)	$ 579,440
Net loss	-	-	(117,806)	(117,806)
Balance, September 30, 2013	1,803	$ 1,482,778	$ (1,021,144)	$ 461,634

See notes to financial statements.

H. C. DENISON CO.

Statement of Cash Flows
Year ended September 30, 2013

Operating activities		
Net loss	$ (117,806)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	5,346	
Loss on disposal of property and equipment	1,225	
Decrease (increase) in:		
Cash - Segregated	116,836	
Receivables	(289)	
Securities owned	392,713	
Increase (decrease) in:		
Payables	(401,194)	
Accrued liabilities	3,404	
Net cash provided by operating activities		$ 235
Investing activity		
Purchase of property and equipment		(12,271)
Cash and cash equivalents		
Net decrease		(12,036)
Beginning of year		229,031
End of year		$ 216,995
Supplemental disclosure of cash flow information		
Cash paid for interest		$ 12,232

See notes to financial statements.

H. C. DENISON CO.

Notes to Financial Statements
September 30, 2013

Note 1 - Nature of business and significant accounting policies

A. Nature of business

H. C. Denison Co. (Company) is a broker and dealer in securities located in Sheboygan, Wisconsin and is considered to be an introducing broker. The Company clears all securities transactions through Southwest Securities, Inc. (SWS). SWS also holds and maintains all of the Company's customer accounts as well as the Company's securities owned. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Subsequent events

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through November 25, 2013, the date which the financial statements were available to be issued.

C. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

D. Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

E. Securities owned and revenue recognition of securities transactions

Securities and commodities transactions of the Company and any related profit or loss are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value. See Notes 1J and 5 for a discussion of fair value measurements.

F. Commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur. Commissions receivable are normally collected in the month following when they are earned. At September 30, 2013, management determined that no valuation allowance was necessary for uncollectible receivables.

Note 1 - Nature of business and significant accounting policies, continued

G. Property, equipment and depreciation

Property and equipment are stated at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently as incurred. Properties sold or otherwise disposed of are removed from the property accounts, with gains or losses on disposal credited or charged to operations.

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

H. Advertising

The Company expenses advertising costs as they are incurred. Advertising costs were $14,839 for the year ended September 30, 2013. These costs are included in promotional costs on the statement of operations.

I. Income taxes

The Company has elected, by consent of its stockholder, to be taxed as an S corporation under the provisions of the Internal Revenue Code and Wisconsin Statutes. Under those provisions, the Company does not pay federal and Wisconsin corporate income taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the stockholder is liable for individual income taxes on the taxable income of the Company. Accordingly, no provision for income taxes has been made by the Company. The Company periodically makes distributions to the stockholder for income taxes.

The Company follows the guidance for accounting for uncertainties in income taxes which is part of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. This guidance increases the relevancy and comparability of financial reporting by clarifying the way companies account for uncertainties in income taxes for tax positions taken or expected to be taken. It makes recognition and measurement more consistent as well as offering clear criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes.

Penalties and interest assessed by income taxing authorities are included in other expenses. The Company had no interest and penalties related to income taxes for the year ended September 30, 2013. The Company's federal income tax returns are subject to examination generally for three years after they are filed and its state income tax returns generally for four years after they are filed.

Note 1 - Nature of business and significant accounting policies, continued

J. Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures,* clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements with respect to financial assets and liabilities that are measured at fair value within the financial statements on a recurring basis, and with respect to nonfinancial assets and liabilities that are measured at fair value within the financial statements on a nonrecurring basis, such as long lived and intangible assets.

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair value hierarchy specified by ASC 820 is as follows:

- Level 1 - Quoted prices in active markets for identical assets and liabilities.
- Level 2 - Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used as of September 30, 2013.

U.S. Government obligations and stocks: Valued at the closing price reported in the active market in which the individual security is traded.

Corporate and municipal bonds: Valued at the closing price reported in the active market in which the bond is traded, if available. Certain bonds are valued at the last reported bid and asked prices and other bonds are valued based on yields currently available on comparable securities of issues with similar ratings.

Note 1 - Nature of business and significant accounting policies, continued

J. Fair value measurements, continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 2 - Concentration, risks and uncertainties

The Company maintains cash deposits at several banks. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 per entity. The Company's cash deposits, at times, exceed these limits.

The Company's securities are subject to various risks, including market, credit and interest rate risks.

Note 3 - Cash - Segregated at clearing house

The Company is required to maintain cash balances at SWS. These segregated cash balances fluctuate periodically based on activity. SWS holds securities owned by the Company and is the Company's clearing agent.

Note 4 - Payable to clearing broker

As discussed in Note 1A, SWS clears and holds securities owned by the Company. The amount payable to this clearing broker relates to securities purchased by the Company, for which they have not yet remitted payment, and is collateralized by securities owned by the Company.

Note 5 - Securities owned and fair value measurements

The following table presents, for each of the fair value hierarchy levels, determined on the basis of the nature and risks, the Company's financial assets at September 30, 2013 that are measured at fair value on a recurring basis:

		Fair Value Measurements Using		
Assets	Total	Level 1	Level 2	Level 3
Securities owned:				
Stocks	$ 8,097	$ 8,097	$ -	$ -
Corporate bonds:				
A credit rating	11,981	4,731	7,250	-
A- credit rating	6,489	6,489	-	-
BBB credit rating	7,739	2,339	5,400	-
BBB- credit rating	10,625	10,625	-	-
U.S. Government obligations	11,154	11,154	-	-
Municipal bonds:				
Aa1 credit rating	80,490	-	80,490	-
AA credit rating	101,385	-	101,385	-
Aa2 credit rating	26,835	-	26,835	-
A+ credit rating	14,743	-	14,743	-
A credit rating	10,169	-	10,169	-
A- credit rating	24,320	-	24,320	-
Total assets measured at fair value on a recurring basis	$ 314,027	$ 43,435	$ 270,592	$ -

Note 6 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2013, the Company had net capital of $355,469, which was $255,469 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0894 to 1.

Note 7 - Profit-sharing plan

The Company has a profit-sharing plan covering substantially all of its employees. The Board of Directors determined that for the year ended September 30, 2013, no contribution would be made to the plan. The plan also contains a 401(k) voluntary salary reduction feature.

Note 8 - Related party transactions and lease commitment

The Company leases its Sheboygan office facility under a month-to-month agreement from a former stockholder for $4,000 per month. The Company is required to pay real estate taxes, insurance and the cost of the normal repairs and maintenance to the building.

Rent expense under all operating leases amounted to $79,662 for the year ended September 30, 2013.

SUPPLEMENTARY INFORMATION

Schenck SC

CPAs AND SO MUCH MORE.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

We have audited the accompanying financial statements of H. C. Denison Co. as of and for the year ended September 30, 2013, and have issued our report thereon dated November 25, 2013. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, as of and for the year ended September 30, 2013, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 25, 2013

Schedule I

H. C. DENISON CO.
Computation of Net Capital
September 30, 2013

Net capital		
Total ownership equity, as reported on statement of financial condition		$ 461,634
Less nonallowable assets:		
Property and equipment, net of accumulated depreciation	$ 29,520	
Other assets	53,758	
Total nonallowable assets		83,278
Net capital before haircuts on securities positions		378,356
Less haircuts on securities positions:		
Exempted securities	18,836	
Debt securities	2,836	
Other securities	1,215	
Total haircuts on securities positions		22,887
Net capital		$ 355,469
Basic net capital requirement		
Net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 255,469
Aggregate indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ 31,775
Less deposits in special reserve bank accounts		-
Total aggregate indebtedness		$ 31,775
Percentage of aggregate indebtedness to net capital		8.94%

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2013.

Schedule II

H. C. DENISON CO.
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
September 30, 2013

The Company is claiming an exemption from the Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3, based on the exemption found in Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Schenck SC
CPAs AND SO MUCH MORE.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

In planning and performing our audit of the financial statements of H. C. Denison Co. (Company) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Appleton • Fond du Lac • Green Bay • Manitowoc • Milwaukee • Oshkosh • Sheboygan • Stevens Point • Wausau
800-236-2246 • schencksc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schenck SC

Certified Public Accountants

Sheboygan, Wisconsin
November 25, 2013

Schenck SC
CPAs AND SO MUCH MORE.

SEC
Mail Processing
Section
DEC 2 - 2013
Washington DC
404

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
H. C. Denison Co.
Sheboygan, Wisconsin

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2012 through September 30, 2013, which were agreed to by H. C. Denison Co. (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including general ledger entries and canceled checks noting no differences;

2. Compared the amounts reported on the four quarterly Form X-17A-5's (as reconciled to the annual audited Form X-17A-5) for the fiscal year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period October 1, 2012 through September 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail for postings of mutual fund commissions and clearing commissions for the period October 1, 2012 through September 30, 2013 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail for postings of mutual fund commissions and clearing commissions for the period October 1, 2012 through September 30, 2013 supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (of which there was none) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Schenck SC
Certified Public Accountants

Sheboygan, Wisconsin
November 25, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **9/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000044 FINRA SEP
H C DENISON CO
PO BOX 28
SHEBOYGAN WI 53082-0028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James A Testwuide
920-457-9451

2. A. General Assessment (item 2e from page 2) $2,347.36

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,399.03)
04/24/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 948.33

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 948.33

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

H.C. Denison Co
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 14 day of November , 20 13 .

President and CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2012** and ending **9/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,056,177
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	37,180
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	2,093,357
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(1,061,157)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(93,258)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	(1,154,415)
2d. SIPC Net Operating Revenues	$ 938,942
2e. General Assessment @ .0025	$ 2,347.36

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